Ise.Media

We are building a free speech network to resist the censorship of tech giants

ISE.MEDIA ATLANTA GEORGIA

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I have spent the last 8 years explaining the need for this platform. As a journalist, I saw 110 million video views in 2016 alone. Since then, I have see Facebook and Youtube censor and remove journalists and content creators who have an opposing view or facts to the mainstream.

Benjamin Swann CEO @ Ise.Media

Why you may want to support us...

1. We are building a free speech platform
2. Millions of Americans are searching for content being purged from YouTube and Facebook
3. There is a large community looking for alternatives to tech censorship of news and information

The founder

MAJOR ACCOMPLISHMENTS



Benjamin Swann
CEO
2x Emmy Award Winner 3x Edward R. Murrow Award Winner Founder, TruthinMedia Project

Downloads

ise media deck.pdf

Why ISE Media?

Over the past 20 years, I have been so fortunate to report on issues that impact humanity. It has been an honor to shine a light on these issues that are often difficult to discover otherwise in the media industry. With my online content including Reality Check and Truth In Media, I have learned that there is an enormous and diverse audience that values this content and there are many independent creators who put forth incredible work. Journalism is not supposed to be a narrow field operating in an echo chamber, but rather a complex field of critical thinkers, looking, studying, revealing the world around them. But during the last several years I have witnessed powerful entities which have concentrated their efforts to silence voices that threaten their bottom line.

As I have been warning for many years throughout my career, mainstream media is becoming increasingly consolidated and centralized, drowning out independent voices. This problem has been further intensified with mainstream social media platforms selectively restricting the free flow of content, ideas and dialogue. In just the last few years alone, countless journalists and content creators have been censored and outright banned simply for not falling in line with mainstream narratives. Livelihoods have been destroyed for daring to speak up. These platforms have entitled themselves to have the ultimate authority on which content they deem acceptable, while disguising this behavior as a noble cause to protect us from content that may be "harmful."

Content creators and consumers are more than ready to leave these corporations behind. As I've said before, what is happening right now is not a war of ideas- it's a war against ideas. While these platforms may do as they will, people all over the world deserve to choose for themselves the content they wish to see.

This is why ISE Media is so critical to the future of content creation. Our mission is to create a decentralized platform that allows creators to produce content without fear of censorship. We also aim to establish a funding system to further support creators. This is not a platform for hate, it is a platform for hope. Featuring original documentaries, shows, video podcasts, news programming and more, ISE Media is a platform unlike any the world has seen.

Investor Q&A

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What does your company do?

We are online news and information platform

Where will your company be in 5 years?

A strong rival to YouTube and Facebook as a place for competing ideas and news to thrive, not be shut down and censored.

Why did you choose this idea?

I have spent the last 8 years explaining the need for this platform. As a journalist, I saw 110 million video views in 2016 alone. Since then, I have see Facebook and Youtube censor and remove journalists and content creators who have an opposing view or facts to the mainstream.

How far along are you? What's your biggest obstacle?

We have assembled the team and we are putting up an MVP site but need funding to build the platform and create original content.

Who competes with you? What do you understand that they don't?

Our biggest competitors are YouTube and Facebook and while we could never compete with them head on, they are creating the competitive opportunity through the systematic removal of content and content creators.

How will you make money?

We will sell advertising through traditional, online, tv and cable formats

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk has been not having enough public support to get off the ground. At this point, our biggest risk is not taking advantage of the timing, which is right now.